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SEC Mail Processing Section

FEB 28 2018

Washington DC 406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Choice Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Brown Trail
(No. and Street)

Bedford	TX	76022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Cargin 817-280-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhodes Osiek Patyk & Company, LLP
(Name – *if individual, state last, first, middle name*)

2170 West Interstate 20	Arlington	TX	76017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.B.

OATH OR AFFIRMATION

I, Robert K Cargin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Choice Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA MORAN
Notary Public, State of Texas
My Commission Expires
August 09, 2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

(o) Independent Auditor's Report on Internal Accounting Control.
x (p) Independent Account's Report on Applying Agreed-upon Procedures Related to an Entity's SIPC.
x (q) Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under rule 17a-5(e)4.
x (r) Independent Accountant's Report on Exemption Report.
x (s) Exemption Report.

WORLD CHOICE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

Report of Independent Registered Public Accounting Firm..... 1

Statement of Financial Condition........................... 3

Statement of Income.. 4

Statement of Stockholders' Equity.......................... 5

Statement of Cash Flows.................................... 6

Notes to Financial Statements.............................. 7

Supplementary Information Required by SEC Rule 17a-5:

Schedule I... 10

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 11

Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5(e)(4) of the Securities and Exchange Commission 13

Independent Accountant's Review Report on Exemption Report 14

Exemption Report 15

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Patra E. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of World Choice Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of World Choice Securities, Inc. (the Company) as of December 31, 2017, and the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes(collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)("PCAOB") and we are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audit, we are required to obtain an understanding of internal controls over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817 261-0119

Opinion on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I Computation of Net Capital (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rhodes Osiek Patyk & Company

We have served as the Company's auditor since 2000.

Arlington, Texas
February 23, 2018

WORLD CHOICE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:		
Cash	$	20,988
Clearing deposits		15,911
Receivable from dealers		38,208
Prepaid expense		4,1764
Total current assets		79,283
PROPERTY AND EQUIPMENT, AT COST:		
Net of depreciation (Note 2)		0
Total Assets	$	79,283

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	41,803
Total current liabilities		41,803
STOCKHOLDERS' EQUITY		
Common stock, par value $10 per share, 25,000 shares authorized, 800 shares issued and outstanding		8,000
Additional paid in capital		35,912
Retained earnings (deficit)		(6,432)
Total stockholders' equity		37,480
Total Liabilities and Stockholders' Equity	$	79,283

The accompanying notes are an integral part of these financial statements.

WORLD CHOICE SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Commissions income	$ 889,587
Fees received	119,027
Interest income	3,872
Total revenue	1,012,486
EXPENSES:	
Commissions	692,215
Salaries	109,422
Regulatory fees	37,626
Overhead reimbursement (Note 4)	67,200
Insurance	24,685
General and administrative	74,579
Total expenses	1,005,727
NET INCOME (Loss)	$ 6,759

The accompanying notes are an integral part of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings (Deficit)
BALANCE, December 31, 2016	800	$ 8,000	$ 0	$ 166,631
Additional paid in capital			35,912	
Net Income (Loss)				6,759
Dividends				(179,822)
BALANCE, December 31, 2017	800	$ 8,000	$35,912	$ (6,432)

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ 6,759
Adjustment to reconcile net income(loss)to net cash provided by operating activities	
Increase in receivable from dealers	6,941
(Decrease) in prepaid expenses	(4,176)
Increase in accrued commission	901
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	10,425
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) in clearing deposits	(1)
NET CASH (USED) FROM INVESTING ACTIVITIES	(1)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid in capital	35,912
Payment of dividends	(179,822)
NET CASH (USED) FROM FINANCING ACTIVITIES	(143,910)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(133,486)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	154,474
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,988

The accompanying notes are an integral part
of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

World Choice Securities, Inc. (the Company) a Texas corporation was established in September of 1992 and changed its name on March 27, 1997. On October 1, 2017, 12% of the Company was sold to an individual and 88% was sold to the individuals firm, WCS Financial Group, Inc.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective share of net income.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs -

Advertising costs are expensed as incurred.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2) PROPERTY AND EQUIPMENT:

The Company currently leases the building, equipment and furnishings on a month to month lease.

(3) NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to COR Clearing LLC and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000. At December 31, 2017, the Company has net capital of $32,802, which is in excess of its required net capital.

(4) RELATED PARTY TRANSACTION:

From January 1, 2017, through September 30, 2017, the Company was in an agreement with Select Advantage, LLC, to lease the building equipment and furnishings. During that period the Company paid $67,200 in consideration for these services and facilities. As of October 1, 2017, Select Advantage, LLC is no longer related to the Company.

(5) SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2017 through February 23, 2018, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(6) FOCUS REPORT PART II DIFFERENCE:

Difference between the accompanying financial statements and the Company's December 31, 2017, Focus Report Part II are as follows:

	Per Accompanying Financial Statement	Per Focus	Difference
Cash	$ 20,988	$ 20,988	$ 0
Clearing deposit	15,911	15,911	0
Receivable from dealers	38,208	38,208	0
Prepaid expense	4,176	0	4,176
Property and equipment	0	4,176	(4,176)
Accounts payable, accrued liabilities, expenses and other payables	41,803	41,803	0
Stockholders' equity	37,480	37,480	0
			$ 0

WORLD CHOICE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 37,480
DEDUCTIONS	(4,678)
NET CAPITAL BEFORE HAIRCUTS	32,802
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(0)
NET CAPITAL	$ 32,802

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 41,803
TOTAL AGGREGATE INDEBTEDNESS	$ 41,803

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 2,787
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	1.27 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2017)

Net Capital as Reported in Company's Part II Focus Report	$ 33,304
Adjustments	(502)
Net Capital Per Above	$ 32,802

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunder
Lisa M. Wharton

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of

World Choice Securities, Inc.:

In accordance with Rule 17a -5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by World Choice Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating World Choice Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). World Choice Securities, Inc.'s management is responsible for the World Choice Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7T with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2017 with the amounts reported in Form SIPC-7T for the year ended December 31, 2017 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rhodes Osick Patyk & Company

February 23, 2018

WORLD CHOICE SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2017

GENERAL ASSESSMENT	$	222
LESS PAYMENT MADE 7/18/17 WITH SIPC-6		(75)
ASSESSMENT BALANCE DUE		147
ASSESSMENT PAID WITH FORM SIPC-7T	$	147

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

	12/31/17
TOTAL REVENUE FOCUS PART IIA LINE 9	$ 1,012,485
TOTAL ADDITIONS	0
DEDUCTIONS:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	844,333
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	1,063
Other revenue not related either directly or indirectly to the securities business	19,268
TOTAL DEDUCTIONS	864,664
SIPC NET OPERATING REVENUE	$ 147,821
GENERAL ASSESSMENT @ .0015	$ 222

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Robert J. Hunkler
Lisa M. Wharton

Independent Accountant's Review Report on Exemption Report

To the Board of Directors

World Choice Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) World Choice Securities, Inc. identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which World Choice Securities, Inc. claimed an exemption from 17 C.F.R. Rule 240.15 3-3 (k)(2)(ii) and 2) World Choice Securities, Inc. stated that World Choice Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. World Choice Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World Choice Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas

February 23, 2018

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

World Choice
securities, inc.

World Choice Securities, Inc.
2017 Exemption Report

World Choice Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.153c3-3 under thc following provision of 17 C.F.R.§240.15c3-3 (k):

The Company met the identified exemption provisions in 17 C.F.R. § 240.15.c3-3(k) (2) (ii) throughout the most recent fiscal year without exception.

World Choice Securities, Inc.

I, Robert K. Cargin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President
February 22, 2018